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News
Release                                                         [LUCENT LOGO]



Jeff Baum                                       Lynn Newman
908-582-7635 (office)                           908-582-3193 (office)
973-983-7086 (home)                             973-993-8033 (home)
jbaum@lucent.com                                lynnnewman@lucent.com

LUCENT TECHNOLOGIES EXTENDS TENDER OFFER
FOR SPECTRAN CORPORATION STOCK

FOR RELEASE: WEDNESDAY, AUGUST 25, 1999
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     MURRAY HILL, N.J. -- Lucent Technologies announced today that its tender offer for all outstanding shares of SpecTran Corporation's common stock for $9.00 per share has been extended until midnight Eastern time, Tuesday, August 31, 1999. Lucent said the offer was extended to give stockholders additional time to tender their shares.

     Lucent's tender offer was scheduled to expire at midnight Eastern time, Tuesday, August 24, 1999. The depositary for the offer. The Bank of New York, has advised Lucent that approximately 3,393,505 shares or 48.2 percent of SpecTran's shares outstanding (41.3 percent of SpecTran's shares outstanding on a fully diluted basis) had been tendered as of 6:00 p.m. on August 24, 1999.

     Lucent Technologies designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronics components. Bell Labs is the research and development arm for the company. More information about Lucent Technologies, headquartered in Murray Hill, N.J., is available on its web site at http://www.lucent.com.

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